Calgary, Alberta

August 8, 2007

NEWS RELEASE:

Paramount Resources Ltd.

Financial and Operating Results

For The Three and Six Months Ended June 30, 2007

Paramount Resources Ltd. (TSX:  POU) ("Paramount" or the "Company") is pleased to announce its financial and operating results for the three and six months ended June 30, 2007.

SECOND QUARTER 2007 HIGHLIGHTS

Strategic Investments

•

On June 29, 2007, Paramount received gross cash proceeds of $682.4 million on the sale of all 34.1 million shares of North American Oil Sands Corporation (“North American”) it owned, resulting in a before tax gain of $528.6 million.

•

On June 4, 2007, Paramount closed the sale of its oil sands leases and shut-in and producing natural gas rights in the Surmont area (“the Surmont Assets”) for consideration of $301.7 million subject to closing adjustments.  The sale resulted in a before tax gain of $271.0 million.  Total proceeds included a $75 million note receivable and common shares of MEG Energy Corp. having a value of $151.7 million.

•

Paramount’s affiliate, MGM Energy Corp. (“MGM Energy”) issued approximately 54.7 million common shares on May 30, 2007.  Because Paramount did not participate in the equity issuance, its ownership was reduced from 51.7 percent to 20.2 percent resulting in Paramount recognizing a dilution gain of $4.8 million.

Principal Properties

•

Daily sales volumes for the second quarter of 2007 averaged 18,480 Boe/d as compared to 17,773 Boe/d for the first quarter.  The increase in sales volumes resulted primarily from new production being brought on in the Kaybob Corporate Operating Unit.  This increase was partially offset by production declines and limited access to third party plants in the Grande Prairie Corporate Operating Unit.

•

Funds flow from operations was $60.9 million for the six month period ended June 30, 2007.

•

The first of Paramount's two new drilling rigs was in service in North Dakota by the end of July, with the second expected to commence drilling by mid August. Drilling of the first two wells is expected to be completed during September.

Financial Position

•

As a result of Paramount’s disposition of its investments in North American, the Surmont Assets, and non-core principal properties for aggregate cash proceeds of approximately $775 million, Paramount fully paid down its Bank Credit Facility and its $100 million senior unsecured non-revolving facility by the end of June 2007, with the remaining amount invested in short-term money market instruments.

•

Subsequent to June 30, 2007 the Company used its strong financial position to:

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Prepay the entire amount outstanding under its US$150 million Term Loan B Facility;

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Purchase US$51.5 million principle amount of Paramount’s outstanding 8 1/2 percent US Senior Notes;

•

Purchase 887,500 of Paramount’s common shares under its Normal Course Issuer Bid for total consideration of approximately $16.5 million; and

•

Invest approximately $9.0 million in MGM Energy by purchasing 3.3 million common shares issued under MGM Energy’s public offering announced on July 23, 2007.

Financial and Operating Highlights (1)
($ millions except per share amounts and where stated otherwise)
	Three Months Ended
	June 30	March 31
	2007	2007	Change
Financial
Petroleum and natural gas sales	80.9	78.8	2.1
Funds flow from operations	18.0	42.8	(24.8)
Per share – diluted	0.25	0.60	(0.35)
Net earnings (loss)	671.0	(16.1)	687.1
Per share – diluted	9.34	(0.23)	9.57
Capital expenditures	42.7	186.8	(144.1)
Market value of long-term investments (2)	351.0	855.9	(504.9)
Total assets	1,897.6	1,540.8	356.8
Net debt (3)	(131.7)	676.8	808.5
Common shares outstanding (thousands)	70,937	70,888	49
Market capitalization (4)	1,464.9	1,417.8	47.1
Operating
Natural gas sale volumes (MMcf/d)	89.5	84.8	4.7
Oil and natural gas liquid sales volumes (Bbl/d)	3,561	3,636	(75)
Total sales (Boe/d)	18,480	17,773	707
Gas weighting	81%	80%	1
Total wells drilled (gross)	1	104	(103)
Success rate (5)	100%	96%	4

(1) Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures and barrel of oil equivalent conversions under the heading "Advisories" at the end of this document.

 (2) Market value of long-term investments was determined using the closing price of Trilogy Energy Trust units and MGM Energy Corp. common shares on the Toronto Stock Exchange (TSX) and book value of the remaining long-term investments.

(3) Net debt is calculated and defined in the Liquidity and Capital Resource section of Paramount’s Management’s Discussion and Analysis for the period ended June 30, 2007.
(4) Based on the period end closing prices of Paramount Resources Ltd. on the TSX.
(5) Success rate excludes oil sands evaluation wells and includes the two unsuccessful wells drilled by MGM Energy Corp.

Outlook

Paramount expects average annual production for 2007 to be 17,500 Boe/d, a decrease of 3,500 Boe/d from previous guidance, primarily as a result of delays bringing behind-pipe volumes on production because of an extremely wet spring and summer, lower production rates from wells brought on in 2007 than originally anticipated, the disposition of non-core producing properties, and delays in the commencement of our North Dakota drilling program.

The Company’s 2007 capital expenditures forecast remains at $300 million, excluding land, acquisitions, and MGM Energy’s capital expenditures.  Paramount’s capital spending for the remainder of the year will be focused in Kaybob and Southern, including the North Dakota drilling program.

ADDITIONAL INFORMATION

A copy of Paramount’s complete results for the three and six months ended June 30, 2007, including Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements and related notes can be obtained at http://www.ccnmatthews.com/docs/808POU.pdf.  This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com .

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

ADVISORIES

NON-GAAP MEASURES

In this news release, Paramount uses the term "funds flow from operations", “funds flow from operations per share - diluted” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount's financial performance.  The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.

“Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital.  “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities.  “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows.  “Net debt” is calculated and defined in the Liquidity and Capital Resource section of Paramount’s Management’s Discussion and Analysis for the period ended June 30, 2007.  Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

FORWARD-LOOKING INFORMATION

Certain statements included in this news release constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "assume", "based", "believe", "can", “consider”, "continue", "depend", "estimate", "expect", “forecast”, "if", "intend", "may", "plan", "project", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook.  Forward-looking statements or information in this news release include but are not limited to estimates of future production and capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof, operating and other costs, and the expected timing of completion of the wells in North Dakota.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things:

▪

the ability of Paramount to obtain required capital to finance its exploration, development and operations;

▪

the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

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the ability of Paramount to market its oil and natural gas successfully to current and new customers;

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the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

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the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

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the timely receipt of required regulatory approvals;

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currency, exchange and interest rates; and

▪

future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include but are not limited to:

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the ability of Paramount’s management to execute its business plan;

▪

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

▪

the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

risks and uncertainties involving the geology of oil and gas deposits;

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risks inherent in Paramount's marketing operations, including credit risk;

▪

the uncertainty of reserves estimates and reserves life;

▪

the uncertainty of resource estimates and resource life;

▪

the value and liquidity of Paramount’s equity investments and the returns on such equity investments;

▪

the uncertainty of estimates and projections relating to exploration and development costs and expenses;

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the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

▪

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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Paramount's ability to enter into or renew leases;

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health, safety and environmental risks;

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Paramount's ability to secure adequate product transportation;

▪

imprecision in estimates of product sales and the anticipated revenues from such sales;

▪

the ability of Paramount to add production and reserves through development and exploration activities;

▪

weather conditions;

▪

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

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uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

▪

changes in taxation laws and regulations and the interpretation thereof;

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changes in environmental and other regulations and the interpretation thereof;

▪

the cost of future abandonment activities and site restoration;

▪

the ability to obtain necessary regulatory approvals;

▪

risks associated with existing and potential future law suits and regulatory actions against Paramount;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations;

▪

loss of the services of any of Paramount’s executive officers or key employees;

▪

the ability of Paramount to extend its credit facility on an ongoing basis;

▪

the requirement to fulfill obligations not fulfilled by MGM Energy Corp. under the farm-in agreement assigned to MGM Energy Corp. in connection with Paramount’s spinout of MGM Energy Corp.;

▪

the impact of market competition; and

▪

general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

OIL AND GAS ADVISORY

This news release contains disclosure expressed as “Boe”, “Boe/d”, “Mcf”, “MMcf/d”, “Bbl”, and “Bbl/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994